

16012931

RECEIVED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
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SEC FILE NUMBER
8-68717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

TONTINE INVESTMENT GROUP LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Jaeger Drive
(No. and Street)

Delray Beach	**Florida**	**33444**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl Titus **(561) 715-6533**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Earl Titus**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Tontine Investment Group LLC** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Executive Officer

Title

Sworn and subscribed to me on the

29 day of Feb. , 2016



Notary Public



FLORIDA NOTARY ASSOCIATION
SINCE 1918

HASNA F JABR
NOTARY PUBLIC
STATE OF FLORIDA
Comm# FF014014
Expires 5/1/2017

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A copy of the Exemption Report.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

TONTINE INVESTMENT GROUP, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

TONTINE INVESTMENT GROUP, LLC

CONTENTS

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tontine Investment Group, LLC

We have audited the accompanying financial statements of Tontine Investment Group, LLC (a Florida Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Tontine Investment Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tontine Investment Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Tontine Investment Group, LLC's financial statements. The supplemental information is the responsibility of Tontine Investment Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2016

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Current Assets		
Cash and cash equivalents		
Checking/Savings		
WF – Capital Checking	$	6,011
Cash		6,011
Total Current Assets	$	6,011
Other Assets		
Flex-Funding Daily Account		4.00
Total Other Assets	$	4.00
TOTAL ASSETS	$	6,015

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	$	- 0 -
Total Equity	$	6,015
TOTAL LIABILITIES & EQUITY	$	6,015

The accompanying notes are an integral part of these financial statements

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Income		
Other Revenue	$	0
Total Income	$	0
Expenses		
Flex-Funding – Registrations	$	1,640
Continuing Education		100
Dues and Subscriptions		412
Total Expenses	$	2,152
Net Income (Loss)	$	(2,152)

The accompanying notes are an integral part of these financial statements

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, beginning of year January 1, 2015	$	7,230
Member's contributions		2,147
Member's distributions		(1210)
Net income (loss)		(2,152)
Balance, end of year December 31, 2015	$	6,015

The accompanying notes are an integral part of these financial statements

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM (TO) OPERATING ACTIVITIES

Net Income (Loss)	$(2,152)
Adjustments to reconcile net income (loss) to net cash from (to) operating expenses	
(Increase) Decrease in:	
Other Assets	1,215
Net cash flows from (to) operating activities	$ (937)

CASH FLOW FROM (TO) FINANCING ACTIVITIES

Member's capital distributions	$(1210)
Member's capital contributions	2147
Net cash flows from (to) financing activities	937
Net increase (decrease) in cash	- 0 -
Cash and cash equivalents at beginning of year	$6,011
Cash and cash equivalents at end of year	$6,011

The accompanying notes are an integral part of these financial statements

Note 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Tontine Investment Group, LLC is a Florida limited liability company formed on April 5, 2010 to engage in business as a broker-dealer. The Company's primary business activity is the referral of customers to various insurance related products. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

As the Company does not hold customer securities or perform custodial functions relating to customer accounts, it is therefore exempt from the possession and control requirement of rule 15c3-3 under 15c3-3(k)(2)(i).

Revenue recognition

The Company records fee income when earned. Fees that are not known at the date the transaction is made or are not estimable are recorded when received.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All of the Company's income reported to the Internal Revenue Service is taxed at the member level.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income taxes in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest or penalties have been recognized as of and for the year ended December 31, 2015.

TONTINE INVESTMENT GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
(concluded)

Note 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The generation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – NET CAPTIAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $6,011 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 3 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company received no fees from unrelated counterparts. Accordingly, the Company is not exposed to counterparty risk in the event the counterparties default on their obligations to the Company.

The Company's financial instruments, including cash and other assets, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Note 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

TONTINE INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2015

		DECEMBER 31, 2015
Total Equity	$	6,014.86
Less:		
NON-CURRENT ASSETS	$	4.27
NET CAPITAL BEFORE OTHER DEDUCTIONS	$	6,010.59
OTHER DEDUCTIONS	$	-
NET CAPITAL	$	6,010.59
MINIMUM CAPITAL REQUIREMENT	$	5,000.00
EXCESS NET CAPITAL	$	1,010.59
AGGREGATE INDEBTEDNESS RATIO		-

There are no material differences between the above computation and the Company's corresponding unaudited Part II of form X-17A-5 as of December 31, 2015

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

There are no material differences between the above computation and the Company's corresponding unaudited Part II A of form X-17A-5 as of December 31, 2015

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2015

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tontine Investment Group, LLC

We have reviewed management's statements, included in the accompanying exemption report of Tontine Investment Group, LLC (the "Company"), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2016

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers."). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions in subparagraph (k)(2)(i).

The Company met the identified exemption provisions in § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Tontine Investment Group, LLC

I, Earl Titus, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 
CEO/President

February 26, 2016